+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

    Prudential Mortgage Capital Acquisition Corp.
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        (Last)                      (First)                        (Middle)

    Four Gateway Center
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                                   (Street)

    Newark, New Jersey 07102-4069
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol The WMF Group, Ltd. (WMFG)
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year  June 2000
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

                                             X
    ___ Director    ___ Officer             --- 10% Owner    ___ Other
                        (give title below)                       (specify below)

    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X
    ---- Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code    V      Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
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
Common stock, par
value $.01 per share  6/21/00    J(01)           10,562,115    A         $8.90     10,562,115           D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see
Instruction 4(b)(v).

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., puts, calls, warrants, options, convertible securities)

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                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security:     ficial
                                                                                (Instr.     ficially         Direct (D)    Owner-
                               --------------------------------------------     5)          Owned            or Indirect   ship
                               Date     Expira-              Amount or                      at End           (I)           (Instr.
                               Exer-    tion         Title   Number of                      of               (Instr. 4)    4)
                               cisable  Date                 Shares                         Month
                                                                                            (Instr. 4)
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

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

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

           /s/ Michael B. Jameson           July 6, 2000
          -------------------------------  -----------------
          **Signature of Reporting Person        Date

          Name:  Michael B. Jameson
          Title: Vice President

                                    FORM 4
                               CONTINUATION SHEET

Item 1:   Prudential Mortgage Capital Acquisition Corp.

Item 2:   The WMF Group, Ltd. (WMFG)

Item 4:   June 2000

     EXPLANATION OF RESPONSE:

01: Prudential Mortgage Capital Company, LLC, a Delaware limited liability company, through its wholly owned subsidiary, Prudential Mortgage Capital Acquisition Corp. acquired approximately 10,562,115 or 96.38% of shares outstanding of The WMF Group, Ltd. ("WMF") pursuant to a cash tender offer which expired on June 20, 2000. As a result of the successful offer, on June 23, 2000, Prudential Mortgage Capital Company, LLC effected a "short-form" merger as a result of which WMF became a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. On June 26, 2000, WMF was delisted from the Nasdaq stock market and filed a Certification and Notice of Termination of Registration with the Securities and Exchange Commission.

02: Prudential Mortgage Capital Acquisition Corp. is a wholly-owned subsidiary of Prudential Mortgage Capital Company, LLC. Prudential Mortgage Capital Company, LLC is a wholly-owned subsidiary of The Prudential Insurance Company of America.